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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67147

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OTR Global Trading LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Manhattanville Road
(No. and Street)

Purchase	NY	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Del Johnson — (914) 908-3960
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park Suite 400	Whippany	NJ	07981-1070
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Del Johnson, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to OTR Global Trading LLC for the year ended December 31, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

CFO
Title

Subscribed and sworn
to before me January 31, 2020

DENA M. GIRARD
NOTARY PUBLIC, State of New York
No. 01GI5020634
Qualified in Westchester County
Commission Expires Nov. 22, 20 21

OTR Global Trading LLC

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm
December 31, 2019

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
OTR Global Trading LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OTR Global Trading LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

January 31, 2019

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

OTR Global Trading LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	364,620
Prepaid expenses and other assets		11,886
Due from affiliate		2,431
	$	378,937

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued expenses and other liabilities	$	17,300
Total liabilities		17,300
Member's equity		361,637
	$	378,937

See accompanying notes to financial statement.

2

1. **Organization and Business**

   OTR Global Trading LLC (the "Company") is a Delaware Limited Liability Company and is wholly owned by OTR Global Holdings, II Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates in an agency capacity on a fully-disclosed basis, engaged in investment banking such as underwriting or selling group participant on a best efforts basis and private placements of securities.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

   Revenue Recognition
   The Company earns revenue by way of transaction success fees. Revenue from services provided are recognized at the time there is persuasive evidence that the Company's performance obligations have been substantially completed pursuant to the terms of an engagement letter, the fee is determinable and collection of the related receivable is reasonably assured. Generally, these fees are based on a contractually agreed upon fixed rate, applied as a percentage of the total amount raised as part of the transaction. No contracts were recognized in 2019 and there were no open contracts as of December 31, 2019. The conclusion of the transaction is treated as the satisfaction of the performance obligation. Expenses directly associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded.

   Fair Value of Financial Instruments
   Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

   Income Taxes
   The Company has elected to be treated as a limited liability company under the applicable provisions of income tax law. The Company is a single member limited liability company and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company is subject to corporate taxes by virtue of its inclusion in the Parent's corporate tax filings and, therefore, records a provision for such current or deferred taxes as may be applicable to its operations. The Company reimburses the Parent for taxes incurred and attributable to the Company's income reported on the Parent's tax returns, and deferred tax benefits utilized by the Parent Company are subject to reimbursement by the Parent.

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using

4. **Related Party Transactions**

On April 1, 2017, the Company entered into a management and expense sharing agreement with an affiliated company, OTR Global LLC. OTR Global LLC will assume and be legally obligated to pay operating expenses of the Company for certain administrative expenses and the Company has no legal obligation to reimburse OTR Global LLC. No expenses were paid on behalf of the Company by OTR Global LLC in 2018. This agreement was effective through 2019.

The Company participates with an affiliated company, OTA Management LLC in healthcare benefit plans and at December 31, 2019 had no amount due to OTA Management LLC for contributions made for the Company's employees.

5. **Concentration of Credit Risk**

The Company maintains its cash balances in one financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such financial institutions.

6. **Subsequent Events**

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.